Royal Philips Electronics
July 16, 2007
Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Koninklijke Philips Electronics N.V. — Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 001-05146-01)
Dear Mr. Webb:
     This relates to your letter dated July 2, 2007 setting forth comments regarding the Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips”).
     To facilitate your consideration of Philips’ response, we have included below the comments and have provided Philips’ response immediately following.
     Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In our responses, we have proposed making certain disclosures in our future filings. We are doing that to respond to the comments and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient.

Form 20-F filed February 20, 2007
Exhibit 15(b)
Management Discussion and Analysis, page 30
Non-US GAAP measures, page 30
1.	We note your presentation of the adjusted non-GAAP measure EBITA which you indicate for you represents “income from continuing operations excluding results attributable to minority interest holders, results relating to equity-accounted investees, income taxes, financial income and expenses and amortization”. We note that Item 10(e) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). Please tell us how your current presentation of the non-GAAP measure EBITA complies with Item 10(e) of Regulation S-K, SEC Rule 34-47226 — Conditions for Use of Non-GAAP Financial measures. Also, since EBITA normally is defined as “earnings before interest, tax and amortization”, tell us why your use of the term “EBITA” is appropriate. Refer to the guidance at Question 14 of the Staff’s FAQ Regarding the use of Non-GAAP Financial Measures.
Response:
     EBITA, as we calculated it in the 2006 Form 20-F, is equal to income from operations (a US GAAP measure that appears on the face of the Philips income statement) excluding amortization and other reductions of intangible assets generated in acquisitions by Philips. We calculated it by reference to income from operations (rather than from net income or income from continuing operations) because by doing so we could show the underlying performance at the Group level without the effect of results related to equity-accounted investees and income from financial investments. We believe that the presentation excluding amortization and other reductions of intangible assets resulting from acquisitions was appropriate because:
•	It makes the discussion of the performance of our underlying businesses more transparent by factoring out amortization, impairment and write-off (relating to in-process R&D) of intangible assets generated through acquisitions;

•	Philips believes that this measure is useful as a performance measure because it enables management to establish performance targets (and then evaluate performance against targets) that will not be distorted by the unpredictable effects of future, unidentified acquisitions; this is particularly relevant in setting targets where acquisition activity is likely to increase, but the nature and exact timing and financial statement impact of such future unidentified acquisitions impossible to predict; and

•	This measure only excludes non-cash settled liabilities and consequently we believe use of it is consistent with the principles underlying the rule permitting the use of EBIT and EBITDA. The only item of amortization relevant to Philips not excluded in this measure is amortization of software (because it is not acquisition-related).
Although we believe this measure to be consistent with the principles underlying the use of EBITDA, the method of calculating EBITA is different from the method described in Question 14 of the Staff’s FAQ. While we believe that such a difference is appropriate in the case of Philips because of its extensive equity-accounted investees and other investments, in response to the Staff’s comment, we will not in our subsequent Annual Reports on Form 20-F use the terms “EBIT” and “EBITA”. Philips proposes to use the terms “income from operations” (which is a GAAP measure) and “adjusted income from operations” defined as income from operations before amortization, impairment and write-off (relating to in-process R&D) of intangible assets generated in acquisitions (and therefore excluding software). In future Annual Reports on Form 20-F, Philips will discuss “income from operations” and “adjusted income from operations” with equal prominence and will provide a reconciliation of the non-GAAP measure to income from operations and also note for the benefit of the European investment community that such presentation is different from the terms used in Philips results announcements. Philips will include disclosure to the effect it believes the presentation of “adjusted income from operations” is appropriate in light of the following:
•	Philips has announced that one of its strategic drivers is to increase profitability through re-allocation of its resources towards opportunities offering more consistent and higher returns. Philips intends to redeploy capital through value-creating acquisitions. The capital redeployment through purchases of businesses has increased from EUR 0.4 billion in 2005 and EUR 1.1 billion in 2005 to EUR 2.5 billion in 2006, and this trend is expected to continue. Since 2006, management has used the “adjusted income from operations” measurement internally to monitor performance of the businesses on a comparable basis by excluding income from operations before amortization, impairment and write-off (relating to in-process R&D) of intangible assets generated in acquisitions (and therefore excluding software). As of 2007, Philips has also set external performance targets based on this measurement as it will not be distorted by the unpredictable effects of future, unidentified acquisitions. This is particularly relevant as the acquisition activity is intended to increase, but the nature and the exact timing and financial statement impact of such future unidentified acquisitions is impossible to predict.

•	As part of its re-allocation of resources towards opportunities offering more consistent and higher returns, Philips is engaged in the ongoing disposition of significant non-core minority stakes. These dispositions will affect results relating to equity-accounted investees and the amount of financial income, as well as result in potentially significant capital gains or losses. These amounts are not included in “income from operations” and therefore the presentation of “adjusted income from operations” will enhance comparability of results between years.
Group Financial Statements, page 110
Notes to the Group Financial Statements, page 130
Note 1, Discontinued Operations, page 130
Semiconductors, page 130
2.	We see that on September 29, 2006, you sold a majority stake in your Semiconductor division, NXP Semiconductors, to a private equity consortium and presented NXP as discontinued operations. However, we note that you have retained a 19.9% interest in NXP’s preferred shares and 17.5% of its common shares. In light of these amounts of equity ownership, please tell us in detail how your accounting for NXP as a discontinued operation complies with SFAS 144. Specifically, please explain and support how you determined that you will not have any significant continuing involvement in the operations of NXP and how you comply with paragraph 42 of SFAS 144.
Response:
Up to the date of sale on September 29, 2006, the Semiconductors division of Philips consisted of operations and cash flows that were clearly distinct, both operationally and for financial reporting purposes, from the rest of Philips. The Semiconductors division was a reportable segment under segment reporting criteria and thus considered a component of Philips as defined by SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.
In connection with the sale of the majority of the Semiconductors division, we considered the provisions of paragraph 42 of SFAS 144. We determined that Philips had eliminated the operations and cash flows of the Semiconductors division from the ongoing operations of Philips and that we do not and will not have any significant continuing involvement in the operations of that division.
In evaluating whether (a) the operations and cash flows of the Semiconductors division had been (or would be) eliminated from the ongoing operations of Philips as a result of the disposal transaction and (b) Philips would not have any significant continuing involvement in the operations of the Semiconductors division after the disposal transaction, we referred to the guidance in EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.
Elimination of operations and cash flows
While it is expected that we will continue to make purchases from NXP, we do not believe that the nature or significance and representation of these direct cash outflows constitute continuing involvement in the operations or cash flows of NXP. We considered the following facts and circumstances in this determination:
•	The historical product sales between NXP and Philips amount to approximately 3% of historical sales of the Semiconductors division and approximately 0.5% of historical expenditures of the rest of Philips, and are not anticipated to increase materially. These sales are typically for semiconductor products used as components in other Philips consumer electronics products. These amounts are not considered significant to NXP or Philips.

•	Future costs related to the semiconductor business are borne by NXP and no future costs are to be incurred by Philips with the exception of the indemnification of certain legal claims that existed at the time of the sale of the business. We also noted that according to paragraph 12 of EITF 03-13, direct cash flows related to settlement of the purchase agreement, indemnifications, pre-acquisition contingencies and employee benefit obligations do not constitute continuing cash flows.

•	All management and employees related to the semiconductor business were transferred to NXP. Philips and NXP do not ‘share’ management or employees.
Significant continuing involvement
We also have performed an analysis to determine whether our remaining interest in NXP of 19.9% of preferred shares and 17.5% of common shares constitutes “significant continuing involvement” in the operations of the former Semiconductors division. This analysis has been made on the factors mentioned in paragraph 17 of APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” and in FIN 35 “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock” (an interpretation of APB Opinion No. 18)” as well as issue 2 of EITF 03-13. While paragraph 17 of APB 18 and FIN 35 specifically relate to the evaluation regarding whether an investor has the ability to exercise significant influence over operating and financial policies of an investee, it also provides, by analogy, a sound basis for determining whether significant continuing involvement under the guidance of paragraph 42 of SFAS 144 exists.

If an ownership interest of 20% generally creates a presumption that an investor has influence over operations of an investee, this presumption may be overcome by evidence to the contrary. This presumption, however, should also not eliminate the need for exercising judgment in the determination. The determination should involve quantitative and qualitative assessments from the perspective of the disposed component, NXP. Since our remaining ownership consists of 19.9% of preferred shares and 17.5% of common shares, and therefore is close to the 20% presumed threshold, we have evaluated all of the following facts and circumstances to support the lack of significant continuing involvement in the operations of NXP.
•	The nature and significance of our investment in NXP, the extent of our ownership in relation to the concentration of other shareholdings and financing of NXP

NXP is a privately-held, predominantly private equity-backed company. Philips owns 17.5% of the outstanding common shares and 19.9% of the outstanding preferred shares in NXP.

The majority ownership of NXP is concentrated among a small group of shareholders consisting of Kohlberg Kravis Roberts & Co., Bain Capital, Silverlake Capital Partners, Apax and AlpInvest Partners. These shareholders together have the majority of the outstanding preferred shares and outstanding common shares.

As part of the sale, the inter-company financing between Philips and NXP was repaid to Philips. Subsequent to the sale, no financing exists between Philips and NXP, nor has Philips provided any debt guarantees or put/call options that would require it to infuse capital into NXP. NXP has a history of positive cash flows from operations prior to the transaction which partially substantiates the ability of NXP to fund the future debt service.

•	Representation on the NXP’s Board of Directors

NXP’s governance structure includes a separate Supervisory Board and Management Board. The Management Board is entrusted with the executive management of NXP and is responsible for the implementation of its strategy. Under Dutch law, the Supervisory Board’s role is to provide oversight of the Management Board. The Management Board consists of the senior management of the former Semiconductors division (the CEO, CFO and two other senior executives) and is appointed by the shareholders of NXP. The Supervisory Board consists of eight members. Six of the members have been appointed by the private equity consortium and one member has been appointed by Philips. The chairman is independent from both the private equity consortium and Philips and is designated jointly by the private equity consortium and Philips based on the selection by Philips from a list of at least five candidates prepared by the private equity consortium. The Philips Supervisory Board member will not be a member of any Supervisory Board committees, but will be allowed to join as an observer. If Philips’ percentage of the outstanding shares falls below 10%, the Philips Supervisory Board member is required to resign and the joint designation of the chairman would discontinue.

Even though the Supervisory Board membership and the joint designation of the Supervisory Board chairman selection gives Philips certain representation and rights, we believe this does not result in significant influence over operating and financial policies, as the role of the Supervisory Board is primarily to provide oversight and is not related to execution of strategy and operations.

•	Protective rights

The shareholders agreement gives Philips the following protective rights with respect to its investment in NXP. NXP may not take any of the following actions without the approval of Philips:
•	Amend the organizational documents with respect to any matter, if such amendments would adversely affect Philips’ rights;

•	Engage in a transaction with members of the private equity consortium;

•	Engage in a legal merger, demerger or liquidation, redemption of securities or shareholder loans other than on a basis that it treats Philips and the private equity consortium on an equal basis, or issue any third party debt other than for the purpose of funding normal operations; and

•	Sell equity securities and / or assets representing all or substantially all of NXP’s assets in exchange for equity securities of a person or company that is not active in the semiconductor industry.
We believe that these rights do not give Philips significant influence over operating and financial policies of NXP but merely protect Philips’ investment. We evaluated these rights under the guidance of EITF 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” and determined that the weight of factors leading to the use of these rights indicated they were more protective rights rather than substantive participating rights leading to our conclusion that they do not provide us with significant influence over operating and financial policies of NXP.

•	Material inter-company transactions and technological interdependency

As disclosed in our 2006 Annual Report in Footnote 1 to the Financial Statements, Philips and NXP will have continuing relationships through research and development activities and through license agreements. The existing global service agreements pursuant to which Philips provides NXP with — amongst others — payroll, network and purchase facilities covering a period of approximately one year. Additionally through the purchase of component products, namely semiconductor products for the consumer electronics sector (as mentioned above), Philips and NXP will have a continuing relationship for the foreseeable future. Philips has assessed the expected future transactions and determined that the cash flows from these transactions are not significant and do not represent direct cash flows nor are the related pricing terms more favorable to Philips than to other customers of NXP due to a linkage to the purchase and sales agreement. From a technical perspective there is no dependency either way, additionally all knowledge, management and intellectual property related to the semiconductor operations has been transferred to NXP. There are sufficient other suppliers that Philips could use for its semiconductor purchases.

•	Interchange of managerial personnel

As mentioned above all management for NXP transferred to NXP and no management or other employee sharing or exchange programs exist.
Based on the weight of factors outlined above, we have concluded that Philips’ ownership interest, the limited representation of Philips on NXP’s Supervisory Board and limited protective rights do not constitute significant continuing involvement nor influence over the operations of NXP as of the date of sale and through the issuance of the Form 20-F for the Fiscal Year Ended December 31, 2006. We will continue to monitor our investment in and activities with NXP for purposes of classification of our investment under US GAAP and IFRS reporting.
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Please direct any questions or comments regarding this letter to me at (011) (31) 20 59 77 281. Our fax number is (011) (31) 20 59 77 230. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comment.
Very truly yours,
/s/ G. J. Ruizendaal
G. J. Ruizendaal
Group Controller

cc:	Angela Crane
Kevin Kuhar
(Securities and Exchange Commission)

Eric P. Coutinho
Hessel Hilarides
Marnix van Ginneken
(Koninklijke Philips Electronics N.V.)

John O’Connor
(Sullivan & Cromwell LLP)

Michiel Soeting
(KPMG Accountants NV)